UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

Forge, 43 Church Street West

Woking

Surrey, United Kingdom, GU21 6HT

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Closing of Notes Offering

On July 30, 2026, the Company entered into an Indenture (the “Indenture”) by and among the Company, Nomad Foods Bondco Plc, an indirect, wholly-owned subsidiary of the Company (the “Issuer”), the Company’s direct and indirect subsidiaries named as guarantors therein (together with the Company, the “Guarantors”), GLAS Trust Company, as trustee thereunder and the other parties named therein, pursuant to which the Issuer issued €800.0 million aggregate principal amount of 5 1⁄4% senior secured notes due 2033 (the “Notes”). The Notes will mature on July 15, 2033. Interest on the Notes shall accrue at the rate of 5.25% per annum and will be payable semi-annually in arrears on January 15 and July 15 of each year, commencing January 15, 2027. The Notes are expected to be fully and unconditionally guaranteed on a senior basis by the Guarantors, subject to the limitations set forth in the Indenture, within 60 business days from the date of the Indenture. The Notes contain customary covenants and events of default. The description of the Indenture contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Indenture, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The gross proceeds received from the issuance of the Notes were used to refinance in full the Issuer’s existing €800.0 million aggregate principal amount of senior secured notes due 2028. In connection therewith, the Company’s previously announced increase in commitments under its revolving credit facility of €105.0 million, by way of an additional facility notice providing an aggregate amount available thereunder of €280.0 million, became effective.

On July 30, 2026 the Company issued a press release announcing the closing of the Notes offering. A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K.

Nomad Foods Declares Quarterly Dividend

On July 30, 2026, Nomad Foods Limited (the “Company”) announced that its Board of Directors has declared a quarterly cash dividend of $0.17 per share on the Company’s issued and outstanding ordinary shares. The dividend will be payable on August 27, 2026 to shareholders of record as of the close of business on August 11, 2026. On July 30, 2026 the Company issued a press release announcing the declaration of the quarterly dividend. A copy of the press release is furnished as Exhibit 99.3 to this Report on Form 6-K.

This Form 6-K (other than Exhibits 99.2 and 99.3) is incorporated by reference into the registration statements filed by Nomad Foods Limited (the “Company”) on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), (iii) Form S-8 filed with the Commission on June 16, 2025 (File No. 333-288081) and (iv) Form F-3ASR filed with the Commission on March 5, 2026, which was automatically effective upon filing with the Commission (File No. 333-294059). The Company is also filing, and incorporating by reference into the Form F-3s, the document set forth in Exhibit 99.1 of the following Exhibit Index.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Dominic Brisby
Name:	Dominic Brisby
Title:	Chief Executive Officer

Dated: July 30, 2026

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Indenture, dated as of July 30, 2026 by and among the Company, the guarantors named therein and GLAS Trust Company, as trustee.

99.2	Press Release issued by the Company on July 30, 2026 announcing the closing of the Notes offering.

99.3	Press Release issued by the Company on July 30, 2026 relating to the declaration of a quarterly dividend.